Exhibit 1

NEWS RELEASE

For Immediate Release

January 10, 2007

CanWest Global Communications Corp. and Goldman Sachs Capital Partners Announce

Agreement to Acquire Alliance Atlantis Communications Inc.

TORONTO, ON — CanWest Global Communications Corp. (“CanWest”) and GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co., announced today that a new acquisition company has entered into a definitive agreement with Alliance Atlantis Communications Inc. (“Alliance Atlantis”) to acquire all of its outstanding Class A voting and Class B non-voting shares at a purchase price of CDN$53.00 per share in cash for an aggregate price of approximately CDN$2.3 billion.

“Today’s transaction is consistent with CanWest’s strategy to enhance its existing television business and expand its presence in the fast growing specialty television sector,” said Leonard Asper, President & CEO of CanWest. “The combined expertise of CanWest and Alliance Atlantis will enable us to produce even better Canadian content, promote it more effectively, and provide greater access to more viewers across more platforms. We are thrilled to be working with Goldman Sachs to effect this strategic transaction.”

“I believe this transaction represents great value for our shareholders,” said Michael MacMillan, Executive Chairman of Alliance Atlantis. “The combination of CanWest’s conventional and specialty television businesses and Alliance Atlantis’ 13 specialty television channels creates an excellent foundation for future growth in both businesses.”

The acquisition of Alliance Atlantis is to be carried out by way of a statutory Plan of Arrangement. The newly formed acquisition company is an indirect wholly-owned subsidiary of CanWest. The Arrangement requires a vote by Alliance Atlantis’ Class A voting and Class B non-voting shareholders at a meeting of shareholders, which is currently expected to be held in the spring of 2007. Shareholders representing approximately 80% of the Class A voting shares, have agreed to vote their shares of Alliance Atlantis in favour of the shareholders’ resolution approving the Arrangement. The Arrangement is also subject to court approval as well as certain other customary conditions, including the receipt of regulatory approvals. Pending approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”) for the change of ownership and transfer of control of the specialty television channels, the securities of the relevant regulated entities will be deposited with a trustee pursuant to a voting trust agreement approved by the CRTC.

A special committee of the Board of Directors of Alliance Atlantis, comprised of Robert Steacy (Chair), Barry Reiter and Anthony Griffiths (the “Special Committee”), has reviewed the Plan of Arrangement in consultation with its legal and financial advisors. The Special Committee unanimously recommends the Plan of Arrangement to the company’s Board of Directors, and the Board of Directors unanimously recommends (with one director recusing himself due to conflict) that shareholders vote in favour of the Arrangement. RBC Capital Markets has provided an opinion to the Board of Directors indicating that, as of the date of such opinion, the consideration under the Plan of Arrangement is fair from a financial point of view to the shareholders.

A CanWest-controlled company will be the controlling shareholder of Alliance Atlantis following the closing of the transaction (expected to occur by summer 2007). It is intended that a reorganization of Alliance Atlantis will take place to separate the businesses of the Company as follows:

•	upon receipt of CRTC approval, Alliance Atlantis’ specialty television business and CanWest’s Canadian television business will be managed on an integrated basis by CanWest and ultimately combined;

•	it is intended that Alliance Atlantis’ Motion Picture Distribution business will be controlled by a Canadian partner of GS Capital Partners; and

•	it is intended that GS Capital Partners will own 100% of Alliance Atlantis’ financial interest in the highly successful CSI franchise. As part of this new relationship with Goldman Sachs, CBS will assume international distribution of CSI, CSI: Miami and CSI: NY.

The formal combination of the broadcast businesses will occur sometime in 2011. The equity of each of CanWest and GS Capital Partners in the combined entity will be determined by the EBITDA of the combined operation at that time. There are a variety of customary liquidity mechanisms that will be available to the parties following the combination.

“We are looking forward to this relationship with CanWest to support the expansion of its television business and to facilitate the combination of two great Canadian media companies,” said Gerry Cardinale, a Managing Director of GS Capital Partners.

CanWest was advised by Genuity Capital Markets and GS Capital Partners was advised by Goldman, Sachs & Co. Alliance Atlantis was advised by RBC Capital Markets.

This news release contains certain comments or forward-looking statements that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. Factors that could cause actual events to vary from current expectations include the right of the Board of Directors of Alliance Atlantis to terminate the Arrangement Agreement in order to accept a superior proposal to the Arrangement if the Acquisition Company fails to match the superior proposal within 5 business days, subject to the payment by Alliance Atlantis of a termination payment to the Acquisition Company in the amount of CDN $65 million as well as a concurrent right of termination in favour of the locked-up shareholders. The entities disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

Alliance Atlantis (www.allianceatlantis.com), (TSX: AAC.A and AAC.B) owns 13 well-branded specialty channels boasting targeted, high-quality programming. The company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain.

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital Partners Funds are part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 12 investment vehicles aggregating $35 billion of capital to date. For more information, please visit www.gs.com/pia.

As previously announced, CanWest is hosting a conference call today, January 10, 2007 at 5:00pm ET to discuss its first quarter financial results for the 2007 fiscal year. This call will first address the announcement of the acquisition agreement. Formal remarks and a question and answer session will be hosted by Leonard Asper, CanWest President and CEO with guest Michael MacMillan, Executive Chairman, Alliance Atlantis. To access the teleconference, call 416-644-3414 or 1-800-733-7571. Accredited analysts may ask questions on the call. All others are welcome to participate in listen-only mode.

The call will also be available by webcast at www.canwest.com.

For a replay of the call, call 416-640-1917 or 1-877-289-8525 (Access code 21211048#)

For further information please contact:

CanWest Global	Deb Hutton	tel. 416-383-2442
Alliance Atlantis	Jennifer Bell	tel. 416-934-7854
GS Capital Partners	Andrea Raphael	tel. 212-357-0025